Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber

Associate

215.963.5598

December 17, 2010

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               Response letter to comments on Form N-1A for Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on the Adviser Managed Trust’s (the “Trust”) initial Registration Statement on Form N-1A filed under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on October 1, 2010 regarding the registration of shares of the Tactical Offensive Equity Fund, Tactical Offensive Fixed Income Fund and Tactical Defensive Fund, each a series of the Trust (together, the “Funds”).  Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

Prospectus Comments

1.                                      Comment:  On the Cover Page, please include the exchange ticker symbols for the Funds.

Response:  The exchange ticker symbols for the Funds will be added to the cover page of the Prospectus in a future pre-effective amendment to the Trust’s registration statement on Form N-1A.

2.                                      Comment:  Explain to the staff how the expenses were calculated given the fact that, based on the principal investment strategy, each Fund’s asset size will vary significantly.

Response:  The management fees identified for each Fund are the fees set forth in the Fund’s investment advisory agreement with its investment adviser. With respect to each Fund’s “Other

Expenses,” such expenses are based on estimated amounts for the current fiscal year assuming the Fund is an active component of the Adviser Managed Strategy.  As discussed in the Prospectus, when a Fund is not an active component of the Adviser Managed Strategy, there will not be any money in the Fund other than seed money contributed by SEI or the Financial Adviser. Accordingly, we believe that our approach provides shareholders with the most relevant estimate of the fees and expenses they will actually pay when they hold shares of the Funds.

3.                                      Comment: With respect to the Tactical Offensive Equity Fund, on Page 4, you state that “the Fund may invest up to 100% of its remaining assets in exchange-traded funds (ETFs),” however, no provision has been made in the fee table for Acquired Fund Fees and Expenses (“AFFE”). In a letter to the staff, please explain your rationale for omitting the AFFE line item from the fee table and state whether fees are higher when there are AFFE.

Response:  In accordance with the instructions to Form N-1A, a new fund is required to base its AFFE on assumptions as to the specific acquired funds in which the fund expects to invest in the current fiscal year.  Based on the fact that the Tactical Offensive Equity Fund is expected to be an active component of the Adviser Managed Strategy upon its launch and the Fund’s investment adviser’s assumptions with regard to the use of ETFs during the current fiscal year, the Fund does not anticipate its AFFE exceeding 0.01% of the Fund’s average net assets for the current fiscal year. Accordingly, the estimated amount of AFFE for the Fund for the current fiscal year is included in the Fund’s “Other Expenses” line item in the Fund’s fee table per the instructions in Form N-1A.

Although the Tactical Offensive Equity Fund’s investment strategy provides that the Fund may invest up to 100% of its remaining assets in exchange-traded funds (ETFs) that are designed to track the performance of the broad equity market, it only intends to do so to such degree when the Fund is not an active component of the Adviser Managed Strategy.  As discussed in the Prospectus, when a Fund is not an active component of the Adviser Managed Strategy, there will not be any money in the Fund other than seed money contributed by SEI or the Financial Adviser.  Accordingly, we believe that our approach provides shareholders with the most relevant estimate of the fees and expenses they will actually pay when they hold shares of the Funds.

4.                                      Comment:  In regard to the disclosure in the first paragraph of the “Adviser Managed Strategy Component” section, please clarify whether the Fund intends to use a money market fund that is an affiliate of the Financial Adviser or an affiliate of the Fund.

Response:  The money market fund will be an affiliate of the Fund.  This has been clarified in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A filed on December 6, 2010 (referred to herein as “Pre-Effective Amendment No. 1”).

5.                                      Comment:  In the second paragraph of the “Adviser Managed Strategy Component” section, you state that “SIMC will actively manage the assets . . . .”  Please provide a definition for SIMC.

Response:  We have made the requested change.

6.                                      Comment: To clarify the purpose of the Fund (i.e., to serve as a component in the Financial Adviser’s investment strategy), consider moving the last sentence of the “Adviser Managed Strategy Component” section to the first sentence in the section. The sentence states “Only persons who are clients of the Financial Adviser and who participate in the Adviser Managed Strategy should invest in the Fund, and the Fund may not be purchased by any other investor.”

Response:  We have made the requested change.

7.                                      Comment:  In a letter to the staff, please explain whether fees paid to the “Financial Adviser” should be deemed Maximum Account Fees (i.e., “account fees that may be charged to a typical investor in the Fund”) per instruction 2(d) to Item 3 of Form N-1A.

Response:  Instruction 1(c) to Item 2 states that funds should include the caption “Maximum Account Fees” only if the fund charges these fees (emphasis added).  The Prospectus discloses the possiblity of two types of fees being paid to the Financial Adviser.  First, the Financial Adviser may receive shareholder servicing fees paid out of the Funds’ assets pursuant to the Trust’s Shareholder Servicing Plan.  Consistent with industry practice, the Funds’ shareholder servicing fees are included as part of the Funds’ “Other Expenses” in the Funds’ fee tables and are discussed in the Purchase, Exchanging and Selling of Fund Shares section of the Prospectus.  The second type of fees discussed in the Prospectus are revenue sharing payments by the Funds’ investment adviser and its affiliates that may be made to the Financial Advisor and its associated persons.  If made, these payments will not be paid by the Funds or their shareholders, and the Funds do not charge any fees to their shareholders in connection with these payments.  Accordingly, we do not believe that either of the fees that may be paid to the Financial Adviser should be considered “Maximum Account Fees” under Form N-1A.

8.                                      Comment:  The prospectus states, “The equity securities the Fund may purchase include common stocks . . . derivative instruments, such as swaps and futures . . . .” The Division of Investment Management has recently made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:  In Pre-Effective Amendment No. 1, we revised each Fund’s principal investment strategy and principal risks sections of the Prospectus with respect to the Fund’s use of derivatives and the risks of such derivatives.   We believe this disclosure is consistent with the SEC’s letter to the Investment Company Institute regarding mutual fund derivatives disclosure.

9.                                      Comment:  Under the subsection “Adviser Managed Strategy Risk,” you state “As part of the Adviser Managed Strategy, substantially all of the Fund’s assets will be periodically redeemed (emphasis added) and repurchased at the direction of the Financial Adviser.”  Should the word “redeemed” be replaced with the word “sold?”

Response:  We have made the requested change.

10.                               Comment:  Please delete the last sentence in the Principal Risks sections stating “For additional information, please turn to the `More Information About Principal Risks’ section on page 18 of this prospectus,” which cross-references outside of the summary section of the prospectus.

Response:  We have made the requested change.

11.                               Comment:  Please add the portfolio manager’s “Experience with Fund” as required by Item 5(b) of Form N-1A.

Response:  We have made the requested change in the Prospectus and will include the necessary disclosure in a future pre-effective amendment to the Trust’s registration statement.

12.                               Comment: With respect to the Tactical Offensive Fixed Income Fund, under the subsection “Adviser Managed Strategy Risk,” you state “When the Fund is not an active component of the Adviser Managed Strategy, the Fund’s investments will not be consistent with the Fund’s objectives. . . .”  Please delete the sentence or explain to the staff why the Fund’s investments will not be consistent with “current income consistent with the preservation of capital.” Alternatively, the Fund should consider changing its investment objective if the Fund may be invested in such a manner for long periods.

Response:  In response to your comment, the Tactical Offensive Fixed Income Fund has changed its investment objective from “current income consistent with the preservation of capital” to “total return.”

As discussed in the Prospectus, when the Fund is not an active component of the Adviser Managed Strategy, the Trust anticipates that the Fund will have only minimal assets.  As a result, the Fund may not be able to invest its assets in accordance with its stated investment objective during such times.  Therefore, the Fund believes it is prudent to reserve the flexibility to invest up to 100% of its assets (which will be a minimal amount) in cash, money market instruments, repurchase agreements and other short-term obligations that may not ordinarily be consistent with the Fund’s investment objective when the Fund is not an active component of the Adviser Managed Strategy.  This reservation of flexibility should not have any material effect on the shareholders of the Fund because, as stated above, when a Fund is not an active component of the Adviser Managed Strategy, the Trust does not anticipate any outside investors in the Fund.

13.                               Comment:  Per Item 9(a) of Form N-1A, state whether the Funds’ investment objectives may be changed without shareholder approval.

Response:  The Funds’ investment objectives may be changed without shareholder approval.  This has been clarified in Pre-Effective Amendment No. 1.

14.                               Comment:  Disclose whether the Funds may engage in active and frequent trading of portfolio securities to achieve their principal investment strategies.  If so, explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.  See, Instruction 7 to Item 9(b)(1) of Form N-1A.

Response:  We have made the requested change.

15.                               Comment: Per Item 11(a)(3) of Form N-1A, add a statement identifying in a general manner any national holidays when shares will not be priced and specifying any additional local or regional holidays when the Fund shares will not be priced.

Response:  Item 11(a)(3) of Form N-1A requires a fund to provide a statement in its prospectus identifying in a general manner any national holidays when shares will not be priced and specifying any additional local or regional holidays when the fund shares will not be priced.  Instruction 1 to Item 11(a)(3) of Form N-1A provides that, when responding to Item 11(a)(3), a fund may use a list of specific days or any other means that effectively communicates the information (e.g., explaining that shares will not be priced on the days on which the New York Stock Exchange is closed for trading).  The Prospectus states that “[e]ach Fund calculates its net asset value per share (NAV) once each Business Day as of the close of normal trading on the NYSE (normally, 4:00 p.m. Eastern Time).”  The term “Business Day” is defined in the Prospectus to mean “any day that the New York Stock Exchange (NYSE) is open for business.” Accordingly, we believe the existing disclosure in the Prospectus satisfies the requirements of Item 11(a)(3) of Form N-1A, and we have not made the requested change.

16.                               Comment:  Item 11(e) of Form N-lA provides that, if a fund’s board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares, describe each of these policies, procedures, and restrictions with specificity (e.g., any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchanges or purchases submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases). Please revise this disclosure to describe the Funds’ policies and procedures with such specificity.

Response:  The Trust is still finalizing its disclosure regarding frequent purchases and redemptions of shares of the Funds.  This disclosure will be updated in a future pre-effective amendment to the Trust’s registration statement.

Statement of Additional Information Comments

1.                                      Comment:  On the Cover Page, please add the title “Statement of Additional Information.”

Response:  We have made the requested change.

2.                                      Comment:  For each of the Funds, you state, “Under normal circumstances and when the Fund is an active component of the Adviser Managed Strategy, the Fund will invest at least 80% of its net assets. . . .”  Please insert the words “plus any borrowings for investment purposes” following the word “assets.”

Response:  The requested language derives from Rule 35d-1 under the Investment Company Act of 1940, as amended, and is applicable only to funds subject to Rule 35d-1.  Accordingly, we have made the requested change with respect to the Tactical Offensive Equity Fund and Tactical Offensive Fixed Income Fund, but we have not made the change with respect to the Tactical Defensive Fund, which is not subject to Rule 35d-1.

3.                                      Comment:  In the fourth paragraph of the Swaps, Caps, Floors, Collars and Swaptions section, you state “As a seller, a Fund receives a fixed rate of income throughout the term of the contract, provided there is no default.  If an event of default occurs, the Fund would be obligated to pay the notional value of the underlying in return for the receipt of the underlying.”  Please confirm the Fund will cover the notional amount of a credit default swap if the Fund is the seller of such instrument.  Also, confirm that the use of credit default swaps is not a principal investment strategy.

Response:  If a Fund is a seller of a credit default swap, the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement.  Typically, this is the notional amount of the instrument underlying the swap agreement. Except for the Tactical Offensive Fixed Income Fund, the use of credit default swaps is not a principal investment strategy for the Funds.

General Comments

1.                                      Comment:  If the Funds intend to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide us with your proposed legend required by Rule 498(b)(1)(v) in advance of use.

Response:  The Trust has no current intention to use summary prospectuses under Rule 498 of the Securities Act of 1933.

2.                                      Comment:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Trust has not submitted nor does it expect to submit an exemptive application or no-action request in connection with its registration statement.

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber
Sean Graber